

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Adam Finerman, Esq.
Olshan, Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Xstelos Holdings, Inc.**
> **Schedule 13E-3 filed by Xstelos Holdings, Inc. and Jonathan M. Couchman**
> **Filed August 28, 2013**
> **File No. 005-86816**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2013**
> **File No. 000-54646**

Dear Mr. Finerman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that each of your officers and directors will continue in those capacities following the transaction and are "collectively" your affiliates, but that only Mr. Couchman is a "filing person." Please provide your analysis as to whether your other directors are engaged in this going-private transaction.

2. Please revise to include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to your directors and officers. See General Instruction C to Schedule 13E-3. You also need to disclose such information with respect to Mr. Couchman, if not already disclosed as a result of his being a "filing person." As one example only, please

revise to provide the disclosure required by Item 1003(c) of Regulation M-A with respect to Mr. Couchman and your current directors.

Preliminary Proxy Statement on Schedule 14A

3.   Please revise the cover page of the proxy statement to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

4.   Please fill in all blanks and remove all brackets throughout the proxy statement.

Introduction, page 1

5.   Please revise to disclose prominently the number and percentage of shares held by your affiliates who have informed you that they intend to vote in favor of the proposals. Also compare that number and percentage with the amount required to approve the proposals. In this respect, revise throughout the proxy statement the disclosure relating to Mr. Couchman's holdings to state the shares he owns of record (i.e., shares that may be voted) wherever the discussion relates to the proposals as opposed to merely his beneficial ownership. We note that it appears Mr. Couchman will be able to vote less than 50% of the shares outstanding unless he exercises his option.

Summary of Terms of Reverse/Forward Stock Split, page 2

6.   Refer to the first bullet point on page 3. The disclosure provided pursuant to Regulation M-A Item 1014 must state the fairness determination by each filing person to <u>unaffiliated security holders</u>, not "all" shareholders . Please revise here and throughout your document.

7.   Your disclosures in the second bullet point on page 3 and page 32 indicate that the company did not receive a report, opinion or appraisal covered by Item 1015 of Regulation M-A. Expand to disclose whether any <u>affiliate</u> received a report, opinion or appraisal. Please also revise these disclosures to clarify, if true, that no report, opinion or appraisal was obtained "materially related to the 13e-3 transaction," not merely the "fairness" of the transaction.

8.   We note the disclosure on page 5 that your directors and executive officers are "collectively" considered to be your affiliates. Please revise to clarify here and elsewhere that each is <u>individually</u> considered to be your affiliate.

Questions and Answers, page 5

9.   We note from the second bullet point on page 6 that the amount shareholders will receive will be "at a premium to the current market price." To the extent the market price increases above $1.37, please clarify your intentions to pay a higher amount or go

forward with the transaction at the current price. If you intend to go forward with the transaction regardless of the current market price, please revise the Summary Terms section to highlight this fact.

10.   Please revise the first Q&A on page 7 to describe the "tangible and intangible" cost savings to you in connection with this transaction.

Special Factors

Structure of the Reverse/Forward Stock Split, page 9

11.   Refer to the fourth paragraph in this section on page 9. Revise to state whether you believe that nominees will follow your instruction to treat security holders holding shares through a nominee in the same manner as security holders holding shares of record.

12.   On a related note, revise your disclosure to address the possibility that security holders holding through a nominee may be unaware of whether his or her nominee holds sufficient shares so as to enable the shareholder to remain as a security holder after the reverse split and describe what alternative arrangements those holders may make.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 11

13.   Please revise to describe which "regulatory reforms" you are referencing in the first sentence on page 13.

Background of the Reverse/Forward Stock Split, page 14

14.   Please revise your disclosure on page 17 to more specifically describe the company's initial decision to explore going private. From your disclosure, the meeting on August 13, 2013 appears to have been the first time the board considered this course of action. Expand to identify the parties involved, who proposed each of the strategic alternatives you mention and the Reverse/Forward Stock Split and any material negotiations or discussions that ensued, including the discussion relating to whether to retain a financial advisor and the ratio selected. Ensure your revised disclosure explains how your independent directors were "actively involved," as mentioned on page 3.

15.   Please revise to clarify why you are undertaking this transaction *at this time* as opposed to any other time, particularly in light of your statements on page 30 regarding the ongoing potential value of your assets. Also, while we note the $242,000 estimated cost savings from deregistration, it appears that such amount represents less than 3% of your operating expenses for your most recently completed fiscal year. Please expand to discuss how you considered the magnitude of these savings relative to your overall expenses and decision to proceed with the transaction anyway. See Item 1013(c) of Regulation M-A. We also note that many of the reasons stated have been in place for years.

16. Please revise your disclosure on page 17 to clarify the advantages and disadvantages of the strategic alternatives you considered and why those alternatives were rejected. Your current disclosure on page 16 indicates that the same alternatives you mention as part of your August 13 meeting were considered at a different time and in a different context. See Item 1013(b) of Regulation M-A. Please also disclose whether you considered an alternative stock split ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations.

17. Please explain the reference to "going dark" on page 17 in the context of a going private transaction.

18. We note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

19. Please provide more details about how you arrived at the price per share to be paid, the premium and the methodology selected. For example, clarify what factors were considered by the board in setting the 5% premium and how those factors relate to the premium selected. Please also discuss why the board concluded that historical market price was a better indicator than closing price as of a specified date and why and how the 20-day trailing closing average method was selected. As part of that discussion, address why historical prices beyond 20 days were not considered. In this regard, we note from your disclosure on page 8 that such prices were substantially higher than more recent prices. Please also refer to comment 22 below, which addresses your disclosure obligations related to consideration of the factors in Instruction 2 to Item 1014 of Regulation M-A.

20. Please clarify how the disclosures in (2) and (3) of the second and third paragraphs on page 19 support the conclusions expressed in those paragraphs.

21. Please revise to clarify why the board did not consider "going concern value" as material or relevant, in light of your statements under liquidation value. Specifically, your disclosure indicates that the board did not consider going concern value because historical price value was "reasonably accurate," yet your disclosure indicates that going concern value was also accurate. Please also revise to clarify why the board did not believe the "comparable sale transaction" value was material or relevant. Your disclosure suggests that such value may not be accurate, but it is unclear how you reached that conclusion given that it appears you did not obtain or calculate such a value.

22. We note the discussion of the factors the board considered. Please expand to address the factor in (iii) of Instruction 2 to Item 1014 of Regulation M-A and how it relates to the

fairness determination. If this factor was considered not material or disregarded despite being material, please discuss why the factor was disregarded or deemed immaterial. Also, if this factor indicated a higher value than the amount to be paid to the unaffiliated security holders, as indicated by your disclosure on page 45, your discussion should address that difference and include a statement as to the basis for the belief than the transaction is fair despite the difference in value.

Effects of the Reverse Stock Split, page 20

23.   Please revise to disclose the effects on <u>unaffiliated security holders</u>, including the tax consequences. See Item 1013(d) of Regulation M-A. Also, if your affiliates will not pay taxes in connection with this transaction, please highlight that fact here, page 24 and in the summary term sheet.

24.   Please provide the dollar amount and percentage disclosure required by Instruction 3 to Item 1013 of Regulation M-A (page 24).

Procedural Fairness, page 32

25.   We note your disclosure of the reasons for not obtaining any opinion from a financial advisor, not designating an unaffiliated representative to act solely on behalf of the unaffiliated security holders, and not structuring the transaction to require the approval of unaffiliated security holders. Please explain why, in light of these determinations and the fact that your affiliates beneficially own more than 50% of your outstanding shares and intend to vote for the Reverse/Forward Stock Split, you still believe the transaction is procedurally fair to unaffiliated security holders.

26.   We note your disclosure in the first paragraph that suggests security holders may buy or sell shares if they desire to remain holders or not, respectively. We also note your disclosure elsewhere that states the trading volume of your shares is very low. Please reconcile these statements.

27.   We note your disclosure in the second paragraph that the independent board members were "actively involved in the Board's review" of the transaction. We are unable to find any description of such active involvement in your proxy statement. Please revise.

28.   The first paragraph on page 33 references "several reasons" but only one is listed. Please reconcile. Please also clarify how you reached your conclusion about no "additional protection," given that it appears subject to significant assumptions regarding the interests of continuing stockholders and how they intend to vote.

29.   Please clarify the meaning of the second sentence of the second paragraph on page 33. It is unclear how the second part of that sentence relates to the first part or to the disclosure required by Item 1013(d) of Regulation M-A. Please also clarify the "structural fairness"

and "safeguards" mentioned in the fourth paragraph and how they relate to the board's conclusion.

Fairness Determination by Jonathan M. Couchman, page 34

30.   Each filing person must individually comply with the requirements of Schedule 13E-3. Therefore, please revise to disclose Mr. Couchman's purposes and reasons for the transaction and alternatives he considered. If those purposes, reasons and alternatives are the same as the company, please revise accordingly. Also, if the board's analysis and conclusions regarding *fairness of the transaction* is being expressly adopted by Mr. Couchman, and the board did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, he should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Please also refer to comment 15 above.

Regulatory Approvals, page 40

31.   Your disclosure here indicates that approval of a majority of outstanding shares "has been obtained." Please tell us how such approval was obtained consistent with Exchange Act Section 14(a) and Regulation 14A.

Financing of the Reverse/Forward Stock Split, page 42

32.   If you do not have alternative financing plans or arrangements, please revise to state so directly. See Item 1007(b) of Regulation M-A.

Conduct of the Company's Business . . ., page 42

33.   It appears the last paragraph of this section provides disclosure in response to Item 1006(c) of Regulation M-A, but the disclosure included deviates from that specified in the regulation. For example, your disclosure refers to a transfer of "substantially all of our assets" whereas Item 1006(c)(2) refers to transfers of a "material amount" of assets. Please revise to be consistent with Item 1006(c).

Voting of Proxies, page 49

34.   Please reconcile the reference to "director nominees" with the nature of the proposals included in your document.

Exchange of Certificates, page 52

35.   Please reconcile your disclosure here regarding the need to issue new certificates with your disclosure in the penultimate bullet on page 3 and last sentence of the first paragraph on page 18.

Incorporation of Certain Documents by Reference, page 55

36.   Please tell us the reasons for the duplication in (ii) and (iii) on this page and the penultimate paragraph on page 50.

Annexes

37.   Please correct the seemingly erroneous reference to "five thousand" in the last paragraph of page A-1-1, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619 with any other questions.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions